UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 21, 2006

Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation, dated February 21, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 21, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit 1

Seaspan Corporation
Unit 2, 7 th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN CORPORATION ANNOUNCES DELIVERY OF NEW VESSEL

Jakarta Express Delivered on February 21, 2006

Hong Kong, China, February 21, 2006 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) today announced the delivery of its 15th contracted vessel, the Jakarta Express. The 4250 TEU vessel, which was built by Samsung Heavy Industries Co. Ltd., was delivered approximately seven weeks ahead of its contractual delivery date.

The Jakarta Express is the third of nine Seaspan vessels to be chartered to CP USA, a subsidiary of CP Ships Ltd.

“We are very pleased that the Jakarta Express was delivered ahead of its contractual delivery date, which is a testament to the commitment of the Samsung and Seaspan teams,” said Gerry Wang, Chief Executive Officer of Seaspan. “Delivery ahead of schedule is good news for us at Seaspan as well as for our customers.”

Seaspan also received notice of expected delivery for the third contracted 4250 TEU vessel to be delivered this year, the Saigon Express. The containership is scheduled to join the Seaspan fleet on approximately April 6, 2006 and would grow the total operating fleet to 16 ships, and the number of vessels contracted to CP USA to four.

In recent news, Seaspan announced on February 14, 2006, that it has agreed to purchase two newbuilding vessels from affiliates of Conti Holding GmbH & Co. KG of Germany. This acquisition is incremental to Seaspan's original contracted fleet, and will increase the company's total fleet to 25 vessels. Seaspan will acquire the two 3,500 TEU vessels upon their expected delivery in February and July 2007 respectively from Zhejiang Shipbuilding Co. Ltd. in China. Seaspan also announced that it simultaneously arranged twelve-year charter agreements for these vessels with a new customer, Cosco Container Lines Co., Ltd., a subsidiary of China Cosco Holdings Co. Ltd.

About Seaspan
Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 15 containerships consisting of thirteen 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 17 months, Seaspan will add ten additional vessels to its fleet including six 4250 TEU vessels, two 9600 TEU vessels, and two 3500 TEU vessels.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

For Investor Relations and Media Inquiries:

Seaspan Corporation
Mr. Kevin M. Kennedy
Chief Financial Officer
(604) 482-8777
Fax: (604) 648-9782
www.seaspancorp.com

OR

Brunswick Group LLP
Ms. Nina Devlin / Erin Moore
(212) 333-3810